EXHIBIT 99.1

TOP Ships Inc. Announces Filing of Its Annual Report on Form 20-F

ATHENS, Greece, Feb. 17, 2014 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS), an international ship-owning company, announced today that it has filed its Annual Report on Form 20-F, on February 14, 2014, for the year ended December 31, 2013.

The Annual Report is available for download on the Company's website, www.topships.org. Any shareholder may receive a hard copy of the Company's complete Annual Report, which includes the Company's complete 2013 audited financial statements, free of charge upon request.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

CONTACT: Alexandros Tsirikos
         Chief Financial Officer
         TOP Ships Inc.
         1, Vassilissis Sofias Str. &
         Meg. Alexandrou Str.
         151 24, Maroussi, Greece
         Tel: +30 210 812 8180
         Email: atsirikos@topships.org